Exhibit 99.3

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Nos. 333-163063, 333-171203, 333-172655, 333-177670 and 333-185338) and Form S-8 (Nos. 333-141525, 333-147805, 333-165722 and 333-191072) of Rosetta Genomics Ltd. of our report dated June 29, 2015, with respect to the financial statements of CynoGen, Inc. for the years ended December 31, 2014 and 2013 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to expense allocations from the consolidated financial statements and accounting records of Abbott Laboratories) included in this Current Report on Form 6-K dated July 8, 2015, filed with the Securities and Exchange Commission.

Chicago, Illinois

July 8, 2015